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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

Exhibit Index On Page 3.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated July 7, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, July 8, 2003.

THE IT GROUP, INC.
(Registrant)

By: 
Harry J. Soose, Jr.
Chief Operating Officer

<u>Exhibit Index</u>

Page No.

Exhibit

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
The IT Group, Inc., *et al.*,	:	Case No. 02-10118 (MFW)
	:	Jointly Administered
Debtors.	:	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM MARCH 1, 2003 THROUGH MARCH 28, 2003

PLEASE TAKE NOTICE that on July 7, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. *et al.*, for the period from March 1, 2003 through March 28, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

4

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
July 7, 2003



/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and
Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period March 1, 2003 thru March 28, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	: Chapter 11
The IT Group, Inc., *et al.*,	: Case No. 02-10118 (MFW)
Debtors.	: Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD MARCH 1, 2003 THROUGH MARCH 28, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

C:\My Documents\TrusteeReports\affidavit-032803.doc

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of March 28, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
July 3, 2003



Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\My Documents\TrusteeReports\affidavit-032803.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
MARCH 28, 2003

	02/28/03	Reclass/ Prior Period Adjustments	March Activity	03/28/03
Current Assets:				
Cash	58,031,072	-	(546,995)	57,484,077
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	1,988,660	-	(46,407)	1,942,253
Prepaid expenses and other current assets	24,989,243	-	696,828	25,686,071
Total current assets	85,008,975	-	103,426	85,112,401
Property, plant and equipment at cost	6,797	-	-	6,797
Accumulated depreciation and amortization	(853)	-	(142)	(995)
Net property, plant and equipment	5,944	-	(142)	5,802
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	85,239,252	-	103,284	85,342,536
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,676,838	-	-	8,676,838
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,549,975	-	-	32,549,975
Long-term debt due within 1 year-unsecured	257,483,539	-	-	257,483,539
Long-term debt due within 1 year-secured	490,643,788	-	-	490,643,788
Current Liabilities (Post Petition)				
Accounts payable-unsecured	-	-	61,849	61,849
Accrued wages and related liabilities-unsecured	3,915,292	-	(115,793)	3,799,499
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	12,671,894	-	(220,312)	12,451,582
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	382,560	-	34,080	416,640
Total current liabilities	880,969,141	-	(240,176)	880,728,965
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	885,377,414	-	(240,176)	885,137,238
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,153,989,361)	-	343,460	(1,153,645,901)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(800,138,162)	-	343,460	(799,794,702)
Total liabilities and stockholders' equity	85,239,252	-	103,284	85,342,536
	-	-	-	-

7/3/03
8:45 AM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
MARCH 1, 2003 THRU MARCH 28, 2003

Revenues	-
Cost and expenses:	
Cost of revenues	8,224
Selling, general and administrative expense	469,345
Total cost and expenses	477,569
Operating income/(loss)	(477,569)
Unrealized gain/(loss) on stock held for sale	768,815
Interest income, net	52,214
Net income/(loss) before income taxes	343,460

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of March 28, 2003

Days Aged	Balance
0 - 30	478,489
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,116,358

Pre Petition	42,637,869
Post Petition	478,489
	43,116,358

7/3/03
8:45 AM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of March 28, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

7/3/03
8:45 AM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
March 28, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	03/28/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	106,794
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	1,598,284
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,122,509
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	3,791,224
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,397,088
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,536,591
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	377,937
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	507,318
Non-debtor Cash					36,332
					57,484,077

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In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	March 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 57,883	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	641	250,285
Loans and Advances	-	-
Sale of Assets	-	69,248
Other (Reimbursements from Shaw)	68	19,866
DIP Draw & (Repayment)	-	50,000
Total Receipts	709	389,399
Disbursements		
Net Payroll & Benefits	(128)	(89,259)
Payroll Taxes	(77)	(34,090)
Sales, Use, and Other Taxes	(25)	(966)
Operating Expenses	(46)	(160,513)
Rental & Leases	-	(14,019)
Insurance	(3)	(7,851)
Administrative & Selling	(35)	(6,149)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,007)	(19,604)
U.S. Trustee Fees	-	(188)
Court Costs	-	-
Total Disbursements (c)	(1,321)	(350,317)
Net Cash Flow (Receipts Less Disbursements)	$ (612)	$ 39,082
Cash - End of Month	$ 57,271	$ 57,271

Total Disbursements	$ (1,321)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (1,321)

(a) March actual includes cash flow activity from March 1, 2003 through March 31, 2003.
(b) Professional fees include $5,991.07 and $630.00 to the Bayard Firm on 3/19/03 and 3/26/03, $278,185.32 to Skadden Arps on 3/5/03, $111,598.64 to Kroll Zolfo Cooper on 3/26/03, $39,688.50 to Pachulski Stang Ziehl Young & Jones on 3/5/03, and $234,314.31 and $148,378.03 to White & Case on 3/5/03 and 3/19/03.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

Miscellaneous:
02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 7/7/2003 at 12:25 PM EDT and filed on 7/7/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 2944

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period March 1, 2003 through March 28, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:S:\BANKRUPTCY\ITG\OpertReportMarch03.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=7/7/2003] [FileNumber=1713285-0]
[a2104394c617131b4e701f0307edbc89bf68db9b9ed91bd472607d79b4252ec00c921
fb1d264c1bbe87479747830d5662a5617e801aab15390ade536f9eb4dd8]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com;rxza@ashby-geddes.com

Kay Diebel Brock kay.brock@oag.state.tx.us,

18